
August 3, 2020

Ramy Farid, Ph.D.
President and Chief Executive Officer
Schrödinger, Inc.
120 West 45th Street, 17th Floor
New York, New York 10036

> **Re: Schrödinger, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed July 30, 2020**
> **CIK No. 0001490978**

Dear Dr. Farid:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cynthia T. Mazareas, Esq.